Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: March 7th, 2006
ALTANA Aktiengesellschaft
(Translation of Registrant’s name into English)
Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

          This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), dated September 24, 2004 (File No. 333-119240), and dated September 26, 2005 (File No. 333-128583).
          This Report on Form 6-K contains:
•	Press Release of March 7th, 2006

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft
Dated: March 7th, 2006	By:	/s/ Hermann Küllmer
		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

By:	/s/ Rudolf Pietzke
	Name:	Dr. Rudolf Pietzke
	Title:	General Counsel

PRESS RELEASE	ALTANA AG

P.O. Box 1244
61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany

P +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
pr@altana.com
www.altana.com
Press Release
ALTANA submitted New Drug Applications For Ciclesonide Nasal Spray in the
U.S. and Canada
•	Major milestone in broadening the Ciclesonide product platform
Bad Homburg/Konstanz, March 7, 2006 – ALTANA AG (NYSE: AAA; FSE: ALT) announced today that the U.S. Food and Drug Administration (FDA) has accepted for filing the company’s new drug application (NDA) for Ciclesonide nasal spray. A new drug submission (NDS) for Ciclesonide nasal spray was also submitted to the Canadian authority Health Canada. ALTANA is seeking marketing approval for the treatment of nasal symptoms associated with seasonal and perennial allergic rhinitis.
“The submissions of Ciclesonide nasal spray represent a major milestone for us, as they reinforce our commitment to providing innovative treatments for respiratory diseases,” said Dr. Hans-Joachim Lohrisch, Member of the Board of ALTANA AG and Chief Executive Officer of ALTANA Pharma.
Intranasal corticosteroids are considered to be the gold standard for the treatment of allergic rhinitis, and they work by reducing inflammation – the major underlying cause of nasal symptoms.
The clinical development program for Ciclesonide nasal spray leading to submission in the U.S. and Canada was performed by ALTANA Pharma U.S. Acceptance for filing by the FDA does not mean that the NDA has been or will be approved, nor does it represent an evaluation of the adequacy of the data submitted.
Ciclesonide: A broader product platform
Besides the nasal spray, Ciclesonide is the active substance of an inhaled corticosteroid, that is already approved in 35 countries worldwide for the treatment of persistent asthma. A new drug application has also been filed with the U.S. FDA. In addition the Ciclesonide platform will also include a fixed combination product with a long-acting beta-agonist, currently in phase II of clinical development. ALTANA partners with Sanofi-Aventis in the United States and with Teijin in Japan on various Ciclesonide based products.
About Allergic Rhinitis
Allergic rhinitis is a chronic inflammatory disease of the nasal mucosa causing sneezing, itching, nasal congestion, and discharge. Seasonal allergic rhinitis is caused by substances that trigger allergies and is sometimes referred to as hay fever. Perennial allergic rhinitis is a chronic condition caused by triggers such as pet dander and dust. The result of poorly controlled allergies can result in impairments in day-to-day activities as well as a reduction in a patient’s quality of life. According to the American Academy of Allergy, Asthma, and Immunology, more than 40 million Americans are currently estimated to suffer with allergic diseases and allergies are the sixth leading cause of chronic disease in the United States.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop and launch new and innovative pharmaceutical products, the granting of marketing approvals by the competent authorities, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals.
Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances, or events that have occurred or changed after such statements have been made.
This press release is also available on the Internet at www.altana.com.
For inquiries please contact:
ALTANA AG
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations
Media Relations:
P + 49 (0) 6172 1712-160
P + 49 (0) 6172 1712-150
F + 49 (0) 6172 1712-158
Investor Relations:
P + 49 (0) 6172 1712-163
P + 49 (0) 6172 1712-165
F + 49 (0) 6172 1712-158
Investor Relations USA:
P +1 212 974 61 92
F +1 212 974 61 90